SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Filing Persons)
4.75% CONVERTIBLE SUBORDINATED NOTES DUE 2006
(Title of Class of Securities)
743168 AA4 and 69357C AA5
(CUSIP Number of Class of Securities)
Clinton McKellar, Jr., Esq.
Senior Vice President, General Counsel and Secretary
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339-5986
(770) 779-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

B. Joseph Alley, Jr., Esq. Arnall Golden Gregory LLP 2800 One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3450 (404) 873-8688	Michael F. Walsh, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$125,000,000	$13,375

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all $125 million of the outstanding 4.75% convertible subordinated notes (the “Existing Notes”). The amount of the filing fee is based upon the full principal amount of the outstanding notes.

**	There is no market value for the Existing Notes. The filing fee was calculated based upon the full principal amount of the Existing Notes.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 13,375	Filing Party:	PRG-Schultz International, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	February 1, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☑	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 2 amends and supplements the Schedule TO-I initially filed by PRG-Schultz International, Inc., a Georgia corporation (the “Company”), on February 1, 2006 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the Company’s offer to exchange its 11.0% Senior Notes due 2011, its 10.0% Senior Convertible Notes due 2011 and its 9.0% Senior Series A Convertible Participating Preferred Stock for any and all of its outstanding 4.75% Convertible Subordinated Notes due 2006 upon the terms and subject to the conditions set forth in the Offering Circular, dated February 1, 2006 (the “Offering Circular”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and in the related form of Letter to Holders (the “Letter to Holders”), which, as amended or supplemented from time to time, together constitute the exchange offer, copies of which were previously filed as Exhibit (a)(1)(A), Exhibit (a)(1)(B) and Exhibit (a)(1)(G), respectively, to the Schedule TO. This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The exchange offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.
The information in the Offering Circular, the Letter of Transmittal and the Letter to Holders is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1, 3, 4, 6, 7, 9, 10 and 11.
The Schedule TO is amended as follows:
     Item 3 of the Schedule TO is hereby amended by adding the following after paragraph (a):
     “The following persons are the directors and/or executive officers of PRG:

Name	Office
James B. McCurry	President, Chief Executive Officer and Director
Peter Limeri	Chief Financial Officer and Treasurer
James L. Benjamin	Executive Vice President — US Operations
Derek Adams	Senior Vice President — Information Technology
Gerald E. Daniels	Director
Garth H. Greimann	Director (Mr. Greimann is the designee of Berkshire Partners)
Jimmy M. Woodward	Director
David A. Cole	Director
Thomas S. Robertson	Director
     The business address and telephone number for each of the above directors and executive officers is c/o PRG-Schultz International, Inc., 600 Galleria Parkway, Suite 600, Atlanta, GA 30339 and (770) 779-3900.”
The Offering Circular is hereby amended as follows:
     The second full paragraph on page 2 under “Summary Terms of the Exchange Offer” is hereby amended by adding the following after the final sentence:
     “As of September 30, 2005, on a pro forma basis giving effect to the restructuring transactions as if they occurred on that date (and all of the existing notes were tendered and exchanged in the exchange offer), there would have been $25.0 million of term loan indebtedness outstanding under our new senior secured credit facility and up to $20.0 million of available additional borrowings under the revolving loan facility, all of which would have been secured and, as a general matter, effectively (but not expressly) senior to the new notes to the extent of the assets securing that facility and to the extent the indebtedness was obligations of our subsidiaries, and no other indebtedness ranking equally with the new notes.”

     The third paragraph under “Summary Terms of the Exchange Offer — Financial Restructuring” on page 8 is hereby amended by deleting such paragraph in its entirety and replacing it with the following:
     “We have received a commitment from Ableco Finance LLC to provide a new senior secured credit facility that will be used to refinance and repay outstanding amounts under our existing senior secured credit facility and the bridge loan, which is expected to be approximately $12.4 million and $10.0 million, respectively, excluding accrued and paid interest. The new senior secured credit facility is expected to consist of a $25.0 million term loan, all of which will be funded at closing of the exchange offer, and up to $20.0 million of revolving loan borrowings, of which approximately $15.4 million is expected to be available at the closing of the restructuring transactions, all of which will be available to fund working capital and other liquidity needs of our business going forward.
     The section entitled “Summary Description of the New Securities—Summary Description of New Senior Notes—Ranking” on page 13 is hereby amended by adding the following below the final paragraph of such section:
     “As of September 30, 2005, on a pro forma basis giving effect to the restructuring transactions as if they occurred on that date (and all of the existing notes were tendered and exchanged in the exchange offer), there would have been $25.0 million of term loan indebtedness outstanding under our new senior secured credit facility and up to $20.0 million of available additional borrowings under the revolving loan facility, all of which would have been secured and, as a general matter, effectively (but not expressly) senior to the new senior notes to the extent of the assets securing that facility and to the extent the indebtedness was obligations of our subsidiaries, and $60.0 million of other indebtedness ranking equally with the new senior notes, all of which would have consisted of the new senior convertible notes.”
     The section entitled “Summary Description of the New Securities—Summary Description of New Senior Convertible Notes—Ranking” on page 16 is hereby amended by adding the following below the final paragraph of such section:
     “As of September 30, 2005, on a pro forma basis giving effect to the restructuring transactions as if they occurred on that date (and all of the existing notes were tendered and exchanged in the exchange offer), there would have been $25.0 million of term loan indebtedness outstanding under our new senior secured credit facility and up to $20.0 million of available additional borrowings under the revolving loan facility, all of which would have been secured and, as a general matter, effectively (but not expressly) senior to the new senior convertible notes to the extent of the assets securing that facility and to the extent the indebtedness was obligations of our subsidiaries, and $52.0 million of other indebtedness ranking equally with the new senior convertible notes, all of which would have consisted of the new senior notes.”
     The section entitled “The Exchange Offer—Release of Legal Claims by Tendering Noteholders” on page 59 is hereby amended by deleting clause (ii) of such section and replacing it with the following:
           “(ii) our directors, officers, employees, attorneys, accountants, advisors, agents and representatives, whether current or former, as well as those of our subsidiaries, affiliates and stockholders, unless such claims arise under federal securities laws.”
     The first paragraph under “The Exchange Offer—Acceptance of Existing Notes For Exchange; Delivery of the New Securities” on page 60 is hereby amended by deleting the final sentence of such paragraph and replacing it with the following:

     “The new securities will be delivered in exchange for tendered and accepted securities promptly following the expiration of the exchange offer.”
     The first paragraph under “The Exchange Offer—Conditions to the Completion of the Exchange Offer” on page 63 is hereby amended by deleting the first sentence of such paragraph and replacing it with the following:
     “Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we shall not be required to accept for exchange any existing notes, issue any new securities, or make any payment for existing notes, and we may terminate or amend the exchange offer or any or all of the other restructuring transactions if at any time on or before the expiration of the offer or, with respect to the condition of contemporaneous consummation at the closing of the exchange offer of the other restructuring transactions that cannot be satisfied at or prior to the expiration of the exchange offer, at the time such conditions may first be satisfied, we determine, in our reasonable judgment, that any of the following conditions has not been satisfied:”
     The first paragraph under “The Exchange Offer—Conditions to the Completion of the Exchange Offer” on page 63 is hereby amended by deleting the fifth and sixth bullet points of such paragraph and replacing them with the following:
•	“there shall not have occurred or be likely to occur any event affecting our business or financial affairs that would reasonably be expected to prohibit, prevent, restrict or delay consummation of the restructuring transactions as a whole or that could reasonably be expected to be material to noteholders in deciding whether to participate in the exchange offer; and”

•	“there shall not have been any action taken or overtly threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the exchange offer or the exchange of existing notes pursuant to the exchange offer, by or before any court or governmental regulatory or administrative agency or authority, tribunal, domestic or foreign, which (i) challenges the making of the exchange offer or the consummation of the restructuring transactions as a whole or might reasonably be expected to prohibit, prevent, restrict or delay consummation of, or might otherwise reasonably be expected to adversely affect in any material manner, any of the restructuring transactions or the consummation of the restructuring transactions as a whole or (ii) could reasonably be expected to materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the consummation of the restructuring transactions as a whole to us or that might be material to noteholders in deciding whether to participate in the exchange offer.”
     The first paragraph on page 64 under “—Conditions to the Completion of the Exchange Offer” is hereby amended by adding the following after the first sentence of such paragraph:
     “Under the restructuring support agreement, the noteholders are obligated to support the restructuring provided that, among other things, the definitive documentation for the senior secured credit facility and the renegotiation or settlement of the severance agreements with John M. Cook and Jack M. Toma are executed on terms reasonably satisfactory to the noteholders committee.”
     The third paragraph of the section entitled “Description of the New Notes—New Senior Notes—Modifications and Waiver” on page 81 is hereby amended by deleting the fifth and sixth bullet points of such paragraph and replacing them with the following:

•	“impair the right to institute suit for the enforcement of any payment on or with respect to any new senior note;”

•	“reduce the percentage in aggregate principal amount of new senior notes outstanding necessary to modify or amend the new senior notes indenture or to waive any past default; or”

•	“except as otherwise permitted or contemplated by the new senior notes indenture, adversely affect the right to receive the Offer Amount from Excess Proceeds after the obligation to make an Asset Sale Offer has arisen.”
     The section entitled “Description of Capital Stock—Preferred Stock—9.0% Senior Series A Convertible Participating Preferred Stock—Optional Redemption” on page 112 is hereby amended by deleting the third sentence of such section and replacing it with the following:
     “The holders’ option to convert shares of new series A convertible preferred stock into shares of common stock of the company will terminate at the close of business on the business day immediately preceding the optional redemption date, unless the company defaults in making any redemption payment upon such optional redemption date.”
     The section entitled “Material United States Federal Income Tax Consequences” on page 126 is hereby amended by deleting the fifth paragraph of such section in its entirety.
     The section entitled “Incorporation of Documents by Reference” on page 142 is hereby amended by deleting the first sentence of the third paragraph of such section in its entirety.
The Letter of Transmittal is hereby amended as follows:
     The second sentence of the third paragraph under “Instructions — 9. Withdrawal of Tenders” on page 10 is hereby amended by deleting such sentence in its entirety and replacing it with the following:
     “Any Existing Notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder promptly after withdrawal, rejection of tender or termination of the Exchange Offer.”
The Letter to Holders is hereby amended as follows:
     The second sentence set forth in number three of the third paragraph on page 2 is hereby amended by deleting such sentence in its entirety and replacing it with the following:
     “Any Existing Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the expiration of the Exchange Offer or at any time after Wednesday, March 29, 2006 if PRG has not accepted the tendered Existing Notes for exchange by that date.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRG-SCHULTZ INTERNATIONAL, INC.
By:	/s/ Clinton McKellar, Jr.
	Name:	Clinton McKellar, Jr.
	Title:	Senior Vice President, General Counsel and Secretary

Dated: February 24, 2006